

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 13, 2015

Via E-mail
Mr. Stephen D. Williams
General Counsel and Secretary
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

> **Re: Keysight Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2014**
> **Filed December 22, 2014**
> **File No. 1-36334**

Dear Mr. Williams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

1.   In future filings, briefly describe the funding strategies you use to manage your cash in an effort to ensure that your worldwide cash is available in the locations in which it is needed.

Contractual Commitments, page 40

2.   We note that you decided to disaggregate your contractual obligation table into two tables. One is shown for contractual obligations recorded on your balance sheet and the other is for those contractual obligations that are not recorded on your balance sheet. In

future filings when you present the information required by Item 303(a)(5) of Regulation S-K in this way, please provide a brief discussion before the tables to explain your disaggregation. It should be clear to a reader that the required information is presented in two separate tables.

3.   We note that you do not provide a column in either of your tables for the total amount of each of the contractual obligations. In future filings please include a total column as required by Item 303(a)(5)(i) of Regulation S-K.

4.   We note that you have a long-term liability for retirement and post-retirement benefits of $213 million as of October 31, 2014. Please tell us why you did not include this amount in your table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 44

5.   In future filings please include a report of your Independent Registered Public Accounting Firm which indicates the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.

Note 1. Overview and Summary of Significant Accounting Policies, page 50

6.   We note the risk factor on page 18 regarding the approval process for international cash transfers. Please tell us how you have considered the disclosure requirements of Rule 4-08(e)(3) of Regulation S-X.

Note 5. Income Taxes, page 62

7.   We note from your tax rate reconciliation schedule on page 64, that you repatriated foreign earnings in 2012, 2013, and 2014. On page 65, you disclose that in 2012, you assessed your forecasted cash needs and the overall financial position of your foreign subsidiaries and determined that a portion of previously permanently reinvested earnings would no longer be reinvested overseas. Please tell us about the circumstances that caused you to change your assertion in each period and about your application of FASB ASC 740-30-25-17, including the evidence you had to support your original assertion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery